UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of a copy of monthly return of equity issuer on movements in securities of Huaneng Power International, Inc.(the "Registrant"), submitted by the Registrant on November 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: November 3, 2021

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 October 2021	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Huaneng Power International, Inc.

Date Submitted:	01 November 2021

I.	Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00902	Description	H shares listed in Hong Kong and ADR listed in New York
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	4,700,383,440	RMB	1	RMB	4,700,383,440
Increase / decrease (-)	RMB
Balance at close of the month	4,700,383,440	RMB	1	RMB	4,700,383,440

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600011	Description	A Shares listed on The Shanghai Stock Exchange ("SSE")
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	10,997,709,919	RMB	1	RMB	10,997,709,919
Increase / decrease (-)	RMB
Balance at close of the month	10,997,709,919	RMB	1	RMB	10,997,709,919

Total authorised/registered share capital at the end of the month:	RMB	15,698,093,359

II.	Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00902	Description	H shares listed in Hong Kong and ADR listed in New York
Balance at close of preceding month	4,700,383,440
Increase / decrease (-)	0
Balance at close of the month	4,700,383,440

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600011	Description	A shares listed on SSE
Balance at close of preceding month	10,997,709,919
Increase / decrease (-)	0
Balance at close of the month	10,997,709,919

III.	Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)	Not applicable

(E).	Other Movements in Issued Share	Not applicable

IV.	Information about Hong Kong Depositary Receipt (HDR)	Not applicable

V.	Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)	all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)	completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)	the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Chaoquan

Title:	Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

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